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Exhibit 12.1

Statement Regarding the Computation of Ratio of Combined Fixed Charges and Preference Dividends to Earnings

		Year Ended December 31,
	Six Months Ended June 30, 2003
		2002	2001	2000	1999	1998
Fixed charges:
Interest expense	$162,510	$332,778	$326,861	$219,111	$129,822	$162,224
Estimated interest portion of rent expense	1,160,959	1,537,369	414,752	454,193	240,249	178,779

Total fixed charges	$1,323,469	$1,870,147	$741,613	$673,304	$370,071	$341,003

Earnings:
Loss from continuing operations before income taxes	$(13,947,023)	$(27,932,494)	$(9,239,991)	$(8,516,873)	$(6,909,217)	$(7,480,507)
Add: Fixed charges	1,323,469	1,870,147	741,613	673,304	370,071	341,003
Amortization of capitalized interest	5,914	11,827	8,421	1,882	—	—

Total earnings	$(12,617,640)	$(26,050,520)	$(8,489,957)	$(7,841,687)	$(6,539,146)	$(7,139,504)

Ratio of combined fixed charges and preference dividends to earnings(1)	—	—	—	—	—	—

(1)
For the years ended December 31, 2002, 2001, 2000, 1999 and 1998 and the six months ended June 30, 2003, the earnings were insufficient to cover fixed charges by $27,932,494, $9,239,991, $8,516,873, $6,909,217, $7,480,507 and $13,947,023, respectively.

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  Exhibit 12.1